Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual Meeting of Shareholders

TORONTO, April 26, 2023 – Rogers Communications Inc. (Company), a leading diversified Canadian communications and media company, in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual General Meeting of Shareholders (meeting) held earlier today.

Shareholders voted in favour of all items of business put forth at the meeting, including the appointment of KPMG LLP as its outside auditors and the election of all director nominees. A total of 108,903,135 Class A Voting shares representing 97.98% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the election of directors.

Director	Results	% of Shares Voted For	% of Shares Voted Withhold
Jack L. Cockwell	Elected	99.987%	0.013%
Michael J. Cooper	Elected	99.989%	0.011%
Ivan Fecan	Elected	99.987%	0.013%
Robert J. Gemmell	Elected	99.990%	0.010%
Jan L. Innes	Elected	99.986%	0.014%
John (Jake) C. Kerr	Elected	99.988%	0.012%
Dr. Mohamed Lachemi	Elected	99.993%	0.007%
Philip B. Lind	Elected	99.988%	0.012%
David A. Robinson	Elected	99.984%	0.016%
Edward S. Rogers	Elected	99.988%	0.012%
Martha L. Rogers	Elected	99.643%	0.357%
Melinda M. Rogers-Hixon	Elected	99.643%	0.357%
Tony Staffieri	Elected	99.992%	0.008%

As described during the meeting, Bradley Shaw, Trevor English and Lisa Rogers were appointed as additional directors, in accordance with the Company’s articles, immediately following the meeting.

A total of 108,940,015 Class A Voting shares representing 98.01% of the Company’s issued and outstanding Class A Voting stock were voted in connection with the appointment of auditors.

Auditors	Results	% of Shares Voted For	% of Shares Voted Withhold
KPMG LLP	Appointed	99.996%	0.004%

For director biographies, please visit https://investors.rogers.com/corporate-governance/board-of-directors/.

About Rogers Communications Inc.:

Rogers is a leading Canadian technology and media company that provides communications services and entertainment to consumers and businesses. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: www.rogers.com or http://investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com